Exhibit 1

OI S.A. – In JUDICIAL REORGANIZATION

A PUBLICLY-HELD COMPANY

CNPJ/MF No. 76.535.764/0001-43

PROPOSAL OF SHAREHOLDER BRATEL S.À.R.L.

FOR THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

TO BE HELD ON FEBRUARY 7, 2018

AT 11:00 a.m.

Exhibit 1

Summary of the Proposal for Resolution

1.	CALL NOTICE	3
2.	PROPOSAL FOR DELIBERATION	5

Exhibit 1

1. CALL NOTICE

OI S.A. – IN JUDICIAL REORGANIZATION

CNPJ/MF No. 76.535.764/0001-43

NIRE 33.3.0029520-8

A Publicly-Held Company - Category A

CALL NOTICE FOR THE

EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

BRATEL S.À.R.L., a limited liability company, organized and validly existing under the laws of Luxembourg, with its principal place of business in Luxembourg at 69 Boulevard de la Pétrusse, L-2320 Luxembourg, registered in the commercial registry of the Chamber of Commerce under number B 212.922, as the holder, on this date, of 22.24% of the shares issued by Oi S.A. - In Judicial Reorganization (“Oi” or “Company”), pursuant to item “c” of the sole paragraph of article 123 of Law No. 6,404, of December 15, 1976 (“Corporation Law”), calls upon the Company’s shareholders to meet at the Company’s Extraordinary General Shareholders Meeting (“EGM”), to be held, at first call, on February 7, 2018, at 11:00 am, at the Company’s principal place of business, at Rua do Lavradio No. 71, Centro, in the City and State of Rio de Janeiro, in order to resolve upon the following matters of exclusive competence of the Shareholders, which would violate the Company’s Bylaws, as proposed by the Executive Office under the Bylaws in the Judicial Reorganization Plan (“Judicial Reorganization Plan”)that was approved at the General Creditors’ Meeting commenced on December 19 and ended on December 20, 2017  and to adopt the appropriate measures:

(1)       Create the Transitional Board of Directors composed of nine members with term of office starting from the date of ratification of the Judicial Reorganization Plan until the investiture of the new members of the Board of Directors, as provided in clause 9.2 of the Judicial Reorganization Plan;

(2)       Change the election method of the Board of Directors provided for in articles 23 to 27 of the Company’s Bylaws, as provided in Clause 9.3 of the Judicial Reorganization Plan;

(3)       Guarantee the Officers will remain in their positions, with the respective compensations and definition of attributions of the Executive Office, as set forth in clause 9.1.1 of the Judicial Reorganization Plan, without prior approval of the Board of Directors;

(4)       Increase the Company’s subscribed capital stock in accordance with clause 4.3.3. (Restructuring of Bonds) and 6 (New Capital Increase) of the Judicial Reorganization Plan, without holding an Extraordinary General Shareholders Meeting and providing economic information to shareholders prior to such increase;

(5)       Authorize the payment of commissions of the committed parties that subscribed to the capital increase referred to in clause 6.1.1.3 of the Judicial Reorganization Plan in new common

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shares of Oi S.A.;

(6)       Remove the enforcement of Article 68 of Oi S.A.’s Bylaws regarding conflicts between Shareholders and the Company pursuant to Clause 13.12 of the Judicial Reorganization Plan; and

(7)       File a civil liability action, pursuant to Article 159 of the Corporation Law, against Officers Eurico de Jesus Teles Neto and Carlos Augusto Machado Pereira de Almeida Brandão.

Exhibit 1

2. PROPOSALS FOR DELIBERATION

OI S.A. – IN JUDICIAL REORGANIZATION

CNPJ/MF No. 76.535.764/0001-43

NIRE 33.3.0029520-8

A Publicly-Held Company - Category A

PROPOSAL FOR DELIBERATION

EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

BRATEL S.À.R.L., a limited liability company, organized and validly existing under the laws of Luxembourg, with its principal place of business in Luxembourg at 69 Boulevard de la Pétrusse, L-2320 Luxembourg, registered in the commercial register of the Chamber of Commerce under number B 212.922 (“Bratel”), as the holder, on this date, of 22.24% of the shares issued by Oi SA - In Judicial Reorganization (“Oi” or “Company”), presents below a proposal for resolution (“Proposal”) regarding matters set forth in the Judicial Reorganization Plan approved in the Creditors’ General meeting of December 19, 2017 (“Judicial Reorganization Plan”), included in the agenda of the Company’s Extraordinary General Shareholders Meeting, to be held, at first call, on February 7, 2018 (“EGM”), at 11:00 am, at the Company’s principal place of business, at Rua do Lavradio No. 71, Centro, in the City and State of Rio de Janeiro.

(1)       Create the Transitional Board of Directors composed of nine members with term of office starting from the date of ratification of the Judicial Reorganization Plan until the investiture of the new members of the Board of Directors, as provided in clause 9.2 of the Judicial Reorganization Plan.

The Judicial Reorganization Plan sets forth the organization of a transitional Board of Directors, composed of nine members, already chosen in the Judicial Reorganization Plan approved by the Creditors’ General Meeting, commenced on December 19 and ended on December 20, 2017. Also, according to clause 9.2.2 of the Judicial Reorganization Plan, current board members that are not listed in the Plan to compose the transitional board shall have all their duties suspended.

Pursuant to article 140 of Law No. 6,404, of December 15, 1976 (“Corporation Law”), the election of members of the Board of Directors is exclusively incumbent on the general shareholders meeting, and it is, therefore, essential that such election is assessed by the EGM.

The Judicial Reorganization Plan lists names to compose this transitional Board of Directors that were not even submitted to the regulatory body or statutory bodies prior to the resolution by the creditors of the Judicial Reorganization Plan.

Considering that the Company’s Bylaws set forth, in its Article 23, that “the Board of Directors is composed of eleven (11) full members and an equal number of alternates, each alternate is attached to a full member, all of which may be elected and dismissed by the General Meeting, with an unified term of office of two (2) years, reelection being permitted and observing the provisions

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of Article 69 of these Bylaws”, shareholder Bratel considers the manifestation of the Company’s shareholders in a General Meeting to resolve upon the allocation of the company’s governance to be essential, recommending the rejection of the matter proposed under clauses 9.2 and 9.3 of the Judicial Reorganization Plan, and that the current duly elected Board of Directors should be maintained by the shareholders in a General Meeting.

(2)       Change the election method of the Board of Directors provided for in articles 23 to 27 of the Company’s Bylaws, as provided in Clause 9.3 of the Judicial Reorganization Plan;

The Judicial Reorganization Plan sets forth the change in the election method of the Board of Directors to (a) grant broad powers to the Executive Office under the Bylaws to appoint directors to be elected, (b) establish that the General Shareholders Meeting will simply ratify the appointed individuals to be presented by the Executive Office under the Bylaws, (c) establish that one of the Directors would be Mr. Eliazar de Carvalho.

Such provisions violate Articles 23 et seq. of Oi’s Bylaws, in particular, Article 26, which explicitly authorizes the possibility of competition in the Board of Directors’ election, “the individuals: (a) indicated by the Board of Directors; or (b) which are indicated, in the manner set forth in Paragraph 3 of this article, by any shareholder or group of shareholders.”

That is, the Company’s Bylaws expressly grants to the shareholders the right to effectively participate in the appointment of individuals to the Board of Directors. And it could not be different, insofar as the Board of Directors is controlled by the Executive Office under the Bylaws itself and cannot interfere or have the prerogative of appointing the Board of Directors. Such measure, in addition to violating the Oi’s Bylaws, does not conform to the minimum corporate governance standards and, therefore, must be removed in order to avoid losses to the Company.

In this regard, we recommend the rejection of the election method as provided for in Clause 9.3 of the Judicial Reorganization Plan, and that the new Board of Directors shall be elected in accordance with its Bylaws and the legislation in force, after the end of the term of office of the Current Board.

(3)       Guarantee the Officers will remain in their positions, with respective compensations and definition of attributions of the Executive Office, as set forth in clause 9.1.1 of the Judicial Reorganization Plan, without prior approval of the Board of Directors;

As provided for in item II of the main section of article 142 and main section of article 143 of the Corporation Law and item VI of article 32 of the Company’s Bylaws in force, it is incumbent upon the Board of Directors to elect and dismiss, at any time, the members of the Executive Office.

However, Clause 9.1.1 of the Judicial Reorganization Plan sets forth, among other provisions, that “During the Transition Period (i), the Transition Officers shall (x) remain in the same positions and with the same duties as they perform such positions and duties on this date, with the maintenance and renewal of the current contractual obligations, including, but not limited to, the contractual indemnities currently in force, and their dismissal and change of the duties of the

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Transition Officers being prohibited (...)”, limiting the Board of Directors’ prerogative to dismiss, at any time, the members of the Executive Office.

Considering, therefore, that the provisions in clause 9.1.1 of the Judicial Reorganization Plan are not in agreement with the provisions of item II of the main section of article 142 and main section of article 143 of the Corporation Law, and item VI of article 32 of the Company’s Bylaws in force, shareholder Bratel believes the manifestation of the Company’s shareholders in a General Meeting to resolve upon the change of the allocation of the company’s governance, recommending the rejection of the maintenance guarantee of the Officers in their positions, as proposed in clause 9.1.1 of the Judicial Reorganization Plan, is essential.

(4)       Increase the Company’s subscribed capital stock in accordance with clauses 4.3.3. (Restructuring of Bonds) and 6 (New Capital Increase) of the Judicial Reorganization Plan, without holding an Extraordinary General Meeting and providing economic information to shareholders prior to such increase;

The Judicial Reorganization Plan, in its clause 4.3.3. and its respective sub-clauses set forth the possibility of restructuring of the credits held by bondholders through the capitalization of their securities in a capital increase of up to twelve billion, two hundred and ninety-two million, one hundred and forty-one Reais (BRL12,292,379,141.00), and with a unit issue price to be defined between the amount of six Reais and seventy centavos (BRL6.70) and seven Reais (BRL7.00) (“Capitalization”).

In addition, the Judicial Reorganization Plan sets forth the issue of up to 135,081,089 Subscription Warrants as “freely allocated with additional benefit to share subscribers” which will grant the right to receive common shares of the Company “upon payment of an amount in Reais lower than USD 0.01 per New Share. That is, the Company itself agreed to further dilute shareholders by granting an “additional advantage” freely in shares, pursuant to item 4.3.3.6 (b) of the Judicial Ratification Plan.

In any manner, until the present date, it is not known what would be the effective number of shares to be issued and not even the amount of the capital increase.

In addition, the Judicial Reorganization Plan sets forth, in its clause 6, a new capital increase (“Capital Increase - New Funds” and, jointly with the Capitalization, “Capital Increases”), in the amount of four billion Reais (BRL4,000,000,000.00), the issue price of the new common shares is calculated by dividing the amount of three billion Reais (BRL3,000,000,000.00) by the number of outstanding Oi shares on the Business Day immediately prior to the Capital Increase - New Funds, according to item (c) of Clause 6.1.

Such value is underestimated and does not represent the effective market value of the Company, since the Company has never reached such market value. In addition, there is no effective guarantee that said capital increase will effectively occur, considering the small commitment period set forth (only until February 28, 2019), and the existence of dozens of Preceding Conditions for its performance.

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It should also be noted that the issue price of the new shares under the Capitalization established in the Judicial Reorganization Plan includes a premium of approximately 100% in relation to the current market value of the company, which is why, initially, it is an absolutely unjustified dilution that should be assessed at a specific meeting when the investors make an effective contribution of funds.

In any case, considering that the information in the Judicial Reorganization Plan is generic and only for the sake of reference, the shareholders must be informed in advance: (a) of the total of shares to be issued, (b) the effective issue price of each share, considering the number of shares that will be effectively issued after the Restructuring of the Bonds, (c) the effective amount of the Capitalization, and (d) to consider the Company’s economic evaluation at the resolution and the Capitalization, in order to guarantee the right to information of the shareholders and to allow the regular exercise of their voting rights.

Bratel understands that the Company’s General Meeting must resolve in advance upon the terms and conditions of the Capitalization and Capital Increase - New Funds, authorizing, as the case may be, the Company’s management to perform all acts necessary to implement the Capitalization, which is why the rejection of the possibility of making the capital increases provided for in Clauses 4.3.3 and 6 of the Judicial Reorganization Plan is recommended, without a prior EGM and provision of the economic information at its effective performance, at which time, all the information on the increase (effective total of shares, issue price and economic assessment at the time of Capitalization) shall be made available to the shareholders.

(5)       Authorize the payment of commissions of the committed parties that subscribed to the capital increase referred to in clause 6.1.1.3 of the Judicial Reorganization Plan in new common shares of Oi S.A.;

The Judicial Reorganization Plan, in its clause 6.1.1.3, provides for the payment of a “Commitment Premium” to certain investors who have given the Company a firm commitment to guarantee the subscription of the total Capital Increase - New Funds, pursuant to the Backstop Agreement (“Backstop Investors”). On the other hand, clause 6.1.1.3 of the Judicial Reorganization Plan sets forth that Backstop Investors will be entitled to a Commitment Premium equivalent to eight percent (8%) of the amount they guarantee in national currency; or (ii) ten percent (10%) of the amount they have guaranteed in common shares issued by Oi.

As indicated in clause 5.(a) of the Subscription and Commitment Agreement entered into on December 19, 2017, between the Backstop Investors and the Company, said Commitment Premium may reach the amount of up to (a) three hundred and twenty million Reais (BRL320,000,000.00), to be paid in US Dollars; or (b) four hundred million Reais (BRL400,000,000.00), to be paid in common shares issued by the Company or in cash.

Such payment may occur regardless of the actual disbursement of any amount by the Backstop Investors, which is absolutely inadmissible and has already been questioned by the Executive Office and by ANATEL when discussing the PSA.

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In addition, we call attention to the harmful and illegal nature of the payment method in shares of the “Commitment Premium.” This is because the value of the shares for the purposes of payment of the “Commitment Premium” is already previously defined in Clause 6.1.1.3.3 of the Judicial Reorganization Plan, which reads: “the value of the shares to be delivered to the Backstop Investors shall be their issue price in Capital Increase - New Funds”.

The Issue Price per share, considering the underestimation used of BRL3 billion (provided for in Clause 6.1 (c)) and the total number of shares issued with the Restructuring of the Bonds, can reach an issue price of BRL1.11 per share. The math is simple: it involves dividing BRL3 billion (the fictitious assessment price) by the maximum number of shares that could be issued under the Plan (825 million existing shares + 1.75 billion shares provided in Clause 4.3.3.5 (a) + 135 million shares resulting from the Subscription Warrant), that is, 3 billion (Reais) divided by 2.7 billion (shares).

It is important to remember that the possibility of payment of the Commitment Premium for shares would be made to the Backstop Investors themselves, if the value of Oi’s share is lower than BRL10.00 (Clause 6.1.1.3.2) and that there is a possibility of payment of the Commitment Premium, regardless of whether or not the Backstop Investors made a contribution of funds, despite the fact that this concept was questioned by the Executive Office under the Bylaws and ANATEL [Brazilian Telecommunications Agency], according to which the payment made under these terms would result in serious losses to the Company.

As an example, the following may occur in the absurd way in which the matter was approved for the exclusive benefit of the Backstop Investors:

(a)        The Company’s Shares reach the market value of BRL9 per share before the Capitalization;

(b)       The current shareholders exercise the preemptive right and make the contributions upon the subscription of the shares of the Capital Increase in the amount of BRL4 billion;

(c)        Backstop Investors shall receive the Commitment Premium - without disbursing any amount - and opt to receive (pursuant to Clause 6.1.1.3.2) the amount of BRL400,000,00.00 in shares at the price of BRL1.11 per share (pursuant to Clause 6.1.1.3) which would represent the approximate amount of 360,360,360 shares.

(d)       The effective amount of 360,360,360 shares of the Company would be BRL 2.7 billion, this being the potential amount of the Commitment Premium to be paid even in the event that there is no disbursement in favor of the Company by the Backstop Investors!

That is, the Judicial Ratification Plan, as approved, sets forth the actual possibility of paying a billion-dollar amount to certain investors, without there being any actual contribution of funds, which is absolutely inadmissible.

Considering the materiality of the commitments undertaken by the Company, shareholder Bratel

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understands that the authorization for the payment of commissions due to the committed parties that subscribe to the capital increase referred to in clause 6.1.1.3 of the Judicial Ratification Plan must be submitted to the prior approval of the EGM, and the authorization to pay the Commitment Premium by the Executive Office must be rejected.

(6)       Remove the enforcement of Article 68 of Oi S.A.’s Bylaws regarding conflicts between Shareholders and the Company pursuant to Clause 13.12 of the Judicial Reorganization Plan; and

Clause 13.12 of the Judicial Ratification Plan mentions a general provision that “all controversies or disputes arising or related to this Plan” would be resolved by the Judicial Reorganization Court until the final and unappealable ratification decision or by the Lower Business Court of the Central Courts of the Judicial District of Rio de Janeiro, after the end of the Reorganization Process of the Shareholders.

With respect to any disputes involving the shareholders, the Company and its managers, Article 68 of the Bylaws sets forth an arbitration clause, and there was no waiver or change of said provision by the Shareholders, and it is incumbent upon the arbitration court itself to resolve upon any disputes between the managers, the shareholders and the Company.

In view of this, BRATEL understands that any disputes between the Company, the shareholders and the managers should be submitted to arbitration, ratifying the arbitration clause set forth in art. 68 of the Bylaws.

(7)       File a civil liability action, pursuant to Article 159 of the Corporation Law, against Officers Eurico de Jesus Teles Neto and Carlos Augusto Machado Pereira de Almeida Brandão.

At a meeting of the Board of Directors held on October 10, 2017, the approval of what was to be the final version of the Company’s Judicial Reorganization Plan was resolved, and the filing of such version before the 7th Lower Court of the Central District of the State of Rio de Janeiro was authorized in a meeting held on October 11, 2017.

Well, it is the responsibility of the Company’s Board of Directors to prepare the Company’s Judicial Reorganization Plan. Although the Corporation Law does not expressly provide who is responsible for the approval of the Company’s judicial reorganization plan, it is a fact that such law grants the General Meeting the power to decide on the application for bankruptcy or judicial reorganization (item IX of the main section of article 122 of the Corporation Law).

On the other hand, in general, the Board of Directors is responsible for the general guidance of the company’s business (item I of the main section of article 142 of the Corporation Law).

Considering that the judicial reorganization plan is not an ordinary management act of the company, it is certain that it is not the responsibility of the Executive Office.

In this regard, although Mr. Eurico Teles was appointed as “the individual responsible for conducting and finalizing the negotiations with the creditors of this reorganization until

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12/12/2017, the date in which he must personally present to this court the reorganization plan that will be voted by the Creditors’ General Meeting, regardless of approval by the Board of Directors”, the Judicial Reorganization Court did not, and could not, change the Corporation Law and the Company’s Bylaws, as the main rule of the agreement of rights and obligations to shareholders and management of the company’s bodies and with whom it contracts and negotiates.

This is because any interpretation to the contrary would violate the individual and contractual freedom of the parties, the corporate legislation directly applicable as provided in the main section of Article 50 of the Bankruptcy and Reorganization Law, and private autonomy ensured in items II and LIV of article 5 of the Constitution of the Federative Republic of Brazil.

Although the Court has given to the Chief Executive Officer the obligation to present a plan, this can only mean appointing an interlocutor of the Company to negotiate its final terms, based on the current version of the Judicial Reorganization Plan, and personal presentation of this document to the court.

In addition to the aforementioned aspects, the Judicial Reorganization Plan presented by the Chief Executive Officer contains a series of measures that consist in a violation of statutory and legal rules, as well as an unjustified dilution of the current shareholders. The mere presentation of the plan by the Chief Executive Officer caused an abrupt and significant devaluation of the shares issued by the Company, causing losses to shareholders.

Oi’s preferred shares closed the trading session on December 12, 2017 priced at BRL4.17. After the presentation of the Reorganization Plan drafted by the Chief Executive Officer, they immediately fell in the next trading session to BRL3.65 and, on December 14, 2017, reached BRL3.05. Currently, they are priced at BRL3.42, according to the closing price of the trading session of January 4, 2018, which represents a 17.98% devaluation since the presentation of the Judicial Reorganization Plan by the Chief Executive Officer until the closing of the trading session of January 4, 2018.

Oi’s common shares were priced at BRL4.88 at the closing of the trading session on December 12, 2017, having suffered a substantial drop on the following day, closing the trading session at BRL3.77 and reaching the bottom at the end of the trading session on December 14, when the closing price of the trading session was BRL3.38. Currently, they are priced at BRL3.48, according to the closing price of the trading session of January 4, 2018, which represents a 28.68% devaluation since the presentation of the Judicial Reorganization Plan by the Chief Executive Officer.

Notwithstanding the foregoing, Bratel understands that it shall wait for developments and other consequences of the acts performed by said Officers by obtaining any new information to resolve upon the matter at the Company’s Shareholders General Meeting.

Rio de Janeiro, January 8, 2018.

BRATEL S.À.R.L.